Orbis
Grupa Hotelowa

Warsaw, 2010-02-24

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH-1/19/2010

Ref.: 82-5025

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.accorhotels.com

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Dear Sirs,

Please find enclosed the text of the Current report No. 5/2010.

Best regards




10015328

Ireneusz Węglowski

Vice-President

dlw 3/10

82- 5025

Current report no. 5/2010
February 23, 2010

Subject: Finalization of renegotiations of a significant credit facility agreement and execution of annex no. 1 to the credit facility agreement

The Management Board of Orbis SA notifies execution on February 23, 2010 of Annex no. 1 to the Facility Agreement for PLN 500,000,000 Term Facilities ("Agreement") by and between Orbis S.A. (Borrower), Hekon - Hotele Ekonomiczne S.A. (Guarantor) and Bank Handlowy w Warszawie S.A., Société Générale S.A. Branch in Poland and Bank Zachodni WBK S.A. and Credit Agricole Corporate and Investment Bank (former name Calyon S.A). Information about execution of the Agreement was disclosed in current reports nos. 36/2005 and 39/2005. In connection with high likelihood of breaching the terms of the Agreement by failing to attain the minimum level of the Debt Service Cover Ratio (ratio of EBITDA plus annual operating lease payments on real property to debt service costs), following negotiations notified by the Company in the current report no. 26/2009 dated December 31, 2009 (corrected on January 15, 2010), the terms of the Agreement were changed.

Pursuant to the provisions of the Annex, the minimum level of the Debt Service Cover Ratio for 12-month testing periods that end on December 31, 2009, June 30, 2010, December 31, 2010 was lowered, and it was agreed that selected provisions of the Agreement would not apply in case events described therein concern the company PBP Orbis Sp. z o.o.

Also, the level of the margin was adapted to current market conditions, and an external expert was commissioned with valuation of real properties that secure the facility, with an option of establishing an additional security depending on the result of the valuation. Furthermore, in connection with execution of the Annex Orbis S.A. incurred a one-off fee for changing the Agreement (waiver fee).

The amount of debt under the Agreement as at December 31, 2009 stood at PLN 283 million. In view of gradual reduction of the debt amount in connection with payments made in accordance with the payment schedule provided for in the Agreement and a decline in base rates, the Company expects borrowing costs to decrease in successive years as compared to the costs incurred in 2009.